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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25

                                               Commission File Number: 333-42879

                          NOTIFICATION OF LATE FILING

( ) Form 10-K   (X) Form 11-K   ( ) Form 20-F   ( ) Form 10-Q   ( ) Form N-SAR

                     For Period Ended:  December 31, 1998


( ) Transition Report on Form 10-K      ( ) Transition Report on Form 10-Q
( ) Transition Report on Form 20-F      ( ) Transition Report on Form N-SAR
( ) Transition Report on Form 11-K

                For Transition Period Ended:   Not applicable.


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.


                                    PART I

                            REGISTRANT INFORMATION

Full name of registrant: Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust as Amended and Restated Effective January 1, 1997

Former name, if applicable:  Not Applicable

Address of principal executive office:  83 Gerber Road West
                                        South Windsor, CT 06074
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                                    PART II

                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x] (a) The reason described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[x] (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached, if applicable.


                                   PART III

                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Plan's independent auditors have not been able to complete the audit of the Plan's financial statements. See the Accountant's statement attached.


                                    PART IV

                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          Richard F. Treacy,  Jr.       (860)             648-8005
          ------------------------------------------------------------------
          (Name)                        (Area Code)       (Telephone Number)

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     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                ( ) Yes  ( ) No

     The Plan is currently investigating whether the Plan is required to file an annual report on Form 11-K for the period ended December 31, 1997.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                ( ) Yes  (X) No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                   Gerber Scientific, Inc. and Participating
                     Subsidiaries 401(k) Maximum Advantage
                   Program and Trust as Amended and Restated
                           Effective January 1, 1997
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  July 1, 1999              By:  /s/ LYNN M. WYTAS
                                      ------------------------------------------
                                      Lynn M. Wytas
                                      Member of the Committee duly
                                      authorized to administer the Plan

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June 30, 1999


Richard F. Treacy, Jr.
General Counsel
Gerber Scientific, Inc.
83 Gerber Road West
South Windsor, CT  06074


Dear Dick:

Please be advised that we have not received all the documentation from the Plan Trustee necessary to complete our audit of the financial statements of Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust for the year ended December 31, 1998. As such, we will not be able to issue an opinion by June 30, 1999 in connection with the filing of your Form 11-K. The Plan Trustee expects to send us the information shortly and we expect to complete our audit and issue our opinion within the next 15 days.

If you have any questions, please feel free to call me at (860) 297-5536.

Very truly yours,

KPMG LLP



Joseph P. Luczka
Senior Manager
Assurance Services

JPL:jpl

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